THE LAW OFFICE OF JILLIAN SIDOTI
38730 Sky Canyon Drive
Suite A
Murrieta, CA 92596
(323) 799-1342
(951) 224-6675
www.jilliansidoti.com

July 11, 2012

Ms. Sonia Barros
Special Counsel
Securities Exchange Commisssion

Re: CommonWealth Realty Partners, Inc.
Post-effective amendment to Form S-11
Filed April 23, 2012 File No. 333-164986

Dear Ms. Barros,

Please see the answers to your comments below.

General

1.
We note that your registration statement on Form S-11 went effective on November 14, 2010 with financial statements for the fiscal year ended November 30, 2009 and that you have not timely filed a post-effective amendment to update your financial statements. Thus, it does not appear that you have had a valid Section 10(a)(3) prospectus since approximately July 14, 2011. Please provide us with a legal analysis of your compliance with Section 5 of the Securities Act of 1933. Since July 14, 2011, please tell us the number of investors to whom you have offered or sold securities, the amount of securities offered or sold and any exemption from registration you may have relied on, including the facts that support such exemption.

We have not offered any securities since the effectiveness of the S-11 registration statements on November 14, 2010. Since the effectiveness of the S-11, Mr. Cronin, the Company’s sole office and director was preoccupied. Mr. Cronin is now ready to commence operations on behalf of the Company and is prepared to comply with ongoing reporting requirements and Section 5.

2.
We further note that you have not filed any periodic reports since going effective on your Form S-11 in November 2010. Please explain to us why you have failed to comply with the reporting requirements of Section 15(d).

Mr. Cronin, again, was preoccupied with personal and professional items. He has since complied with the reporting requirements and intends on complying from now on.

3.	Refer to comment 2 above, please file all periodic reports required pursuant to Section 15(d), including your most recent Form 10-Q. We have.

4.
Please amend your registration statement to include the required interactive data exhibits. Refer to Interactive Data Compliance and Disclosure Interpretations Question 146.12 for guidance.

We have asked our EDGARIZATION service to provide this for us.

Thank you.

Sincerely,
Jillian Ivey Sidoti, Esq.

Enclosures